

June 24, 2021

Benjamin S. Miller
Chief Executive Officer of Fundrise Advisors, LLC
Fundrise Real Estate Investment Trust, LLC
11 Dupont Circle NW, 9th Floor
Washington, D.C. 20036.

> **Re: Fundrise Real Estate Investment Trust, LLC**
> **Post-Qualification Amendment No. 6 to**
> **Offering Statement on Form 1-A**
> **Response dated June 9, 2021**
> **File No. 024-11140**

Dear Mr. Miller:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2021 letter.

Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A

General

1. We note your response to comment 1. It appears that the investor letter may constitute a written offer pursuant to Rule 251(d)(1)(iii) of Regulation A, which requires that the offer be accompanied or preceded by the offering circular. Please provide a hyperlink to the most recent offering circular or advise. In addition, we are unable to agree with your argument that the presentation of an aggregated Fundrise return in comparison to the Vanguard ETFs is reasonable. Please revise the investor letter to remove this disclosure.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger